===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 15)

                           REGENCY CENTERS CORPORATION
                      (FORMERLY REGENCY REALTY CORPORATION)
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   758849 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                           JEFFREY A. KLOPF, SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501
                                 (505) 982-9292
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                                 Communications)


                                  APRIL 5, 2002
          -----------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

===============================================================================

                            SCHEDULE 13D

-------------------------                     -----------------------
 CUSIP NO. 861907 10 3                              Page 2 of 9
-------------------------                     -----------------------


---------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
           Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           36-3692698

---------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)   [ ]

                                                            (b)   [ ]
---------------------------------------------------------------------

3.    SEC USE ONLY

---------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
---------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
---------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
---------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER

  Shares             34,273,236
             --------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER

 Owned By            -0-
             --------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER

 Reporting           34,273,236
             --------------------------------------------------------
Person With     10.  SHARED DISPOSITIVE POWER

                     -0-
---------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
---------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                  [ ]
---------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

---------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
---------------------------------------------------------------------

                            SCHEDULE 13D


-------------------------                     -----------------------
 CUSIP NO. 861907 10 3                              Page 3 of 9
-------------------------                     -----------------------

---------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
           SC Capital Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           74-2985638

---------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)    [ ]

                                                           (b)    [ ]
---------------------------------------------------------------------
3.    SEC USE ONLY

---------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
---------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
---------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
---------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER

  Shares             34,273,236
             --------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER

 Owned By            -0-
             --------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER

 Reporting           34,273,236
             --------------------------------------------------------
Person With     10.  SHARED DISPOSITIVE POWER

                     -0-
---------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
---------------------------------------------------------------------

13.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                  [ ]
---------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%


---------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
---------------------------------------------------------------------

                            SCHEDULE 13D


-------------------------                     -----------------------
 CUSIP NO. 861907 10 3                              Page 4 of 9
-------------------------                     -----------------------

---------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
           SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           88-0330184
---------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)    [ ]

                                                           (b)    [ ]
---------------------------------------------------------------------
3.    SEC USE ONLY

---------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
---------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
---------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
---------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER

  Shares             34,273,236
             --------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER

 Owned By            -0-
             --------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER

 Reporting           34,273,236
             --------------------------------------------------------
Person With     10.  SHARED DISPOSITIVE POWER

                     -0-
---------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
---------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

                                                                  [ ]
---------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

---------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
---------------------------------------------------------------------

                            SCHEDULE 13D


-------------------------                     -----------------------
 CUSIP NO. 861907 10 3                              Page 5 of 9
-------------------------                     -----------------------


---------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
           Security Capital Operations Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           52-2146697
---------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)    [ ]

                                                           (b)    [ ]
---------------------------------------------------------------------
3.    SEC USE ONLY

---------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
---------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  [ ]
---------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
---------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER

  Shares             34,273,236
             --------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER

 Owned By            -0-
             --------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER

 Reporting           34,273,236
             --------------------------------------------------------
Person With     10.  SHARED DISPOSITIVE POWER

                     -0-
---------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
---------------------------------------------------------------------

13.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                  [ ]
---------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

---------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

                CO
---------------------------------------------------------------------

                            SCHEDULE 13D


-------------------------                     -----------------------
 CUSIP NO. 861907 10 3                              Page 6 of 9
-------------------------                     -----------------------

---------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
           Security Capital Shopping Mall Business Trust
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           74-2869169
---------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)    [ ]

                                                           (b)    [ ]
---------------------------------------------------------------------
3.    SEC USE ONLY

---------------------------------------------------------------------
4.    SOURCE OF FUNDS

      BK, OO
---------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

---------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
---------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER

  Shares             34,273,236
             --------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER

 Owned By            -0-
             --------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER

 Reporting           34,273,236
             --------------------------------------------------------
Person With     10.  SHARED DISPOSITIVE POWER


                     -0-
---------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      34,273,236
---------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                  [ ]
---------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

---------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
---------------------------------------------------------------------

           This Amendment No. 15 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Shopping Mall Business Trust, a Maryland real estate investment trust and subsidiary of Operations (formerly known as Midwest Mixed-Use Realty Investors Trust, "Midwest"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group, SC-Realty and Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty. This Amendment No. 15 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Centers Corporation, a Florida corporation and formerly Regency Realty Corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

           On April 5, 2002, giving consideration to the pendency of the potential transaction between Security Capital Group and General Electric Capital Corporation, Security Capital Group and Regency amended the "standstill" provisions of the Stockholders Agreement which have been previously described in this Schedule 13D to extend the termination of the Standstill Period (as defined in the Stockholders Agreement) until April 10, 2003, unless earlier terminated in accordance with the Stockholders Agreement. A copy of the amendment is filed as an exhibit hereto and incorporated by reference herein, the preceding text is qualified in its entirety by reference to such amendment. Security Capital Group reserves all of its rights with respect to its investment intent as previously described in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 15 Amendment dated as of April 5, 2002 by and between Regency,
           Security Capital Group, and The Regency Group, Inc., amending the Stockholders Agreement dated as of July 10, 1996, by and among Regency, Security Capital U.S. Realty, and Security Capital Holdings S.A., and to which Security Capital Group (both as to itself and as successor to all the rights of Security Capital U.S. Realty and Security Capital Holdings S.A. under the Investor Agreement) has become party as a result of the transactions between Security Capital Group, Security Capital U.S. Realty and Security Capital Holdings S.A and the consent granted by the Company pursuant to that certain letter agreement dated June 14, 2000.

                              SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    SECURITY CAPITAL GROUP
                                    INCORPORATED


                                    By:   /s/ Jeffrey A. Klopf
                                       ---------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Senior Vice President
                                              and Secretary


                                    SC CAPITAL INCORPORATED


                                    By:   /s/ Jeffrey A. Klopf
                                       ----------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Secretary


                                    SC REALTY INCORPORATED


                                    By:   /s/ Jeffrey A. Klopf
                                       ----------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Secretary


                                    SECURITY CAPITAL OPERATIONS
                                    INCORPORATED



                                    By:   /s/ Jeffrey A. Klopf
                                       ----------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Secretary

                                    SECURITY CAPITAL SHOPPING MALL
                                    BUSINESS TRUST

                                    By:   /s/ Jeffrey A. Klopf
                                       ----------------------------------------
                                       Name:  Jeffrey A. Klopf
                                       Title: Secretary
           April 5, 2002

                            Exhibit Index


Exhibit 15 Amendment dated as of April 5, 2002 by and between Regency Centers Corporation, Security Capital Group Incorporated, and The Regency Group, Inc., amending the Stockholders Agreement dated as of July 10, 1996, by and among Regency Centers Corporation, Security Capital U.S. Realty, and Security Capital Holdings S.A., and to which Security Capital Group Incorporated (both as to itself and as successor to all the rights of Security Capital U.S. Realty and Security Capital Holdings S.A. under the Investor Agreement) has become party as a result of the transactions between Security Capital Group Incorporated, Security Capital U.S. Realty and Security Capital Holdings S.A and the consent granted by the Company pursuant to that certain letter agreement dated June 14, 2000.